UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

(441) 236-1612

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,920,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,920,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,411*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Roust Trading has delivered a put notice to the Issuer with respect to the repurchase of 5,714,286 shares of Common Stock of the Issuer from Roust Trading. Roust Trading and the Issuer, however, have agreed to forbear from taking any action or commencing any proceeding to enforce rights or remedies arising out of or relating to such notice through April 30, 2013.

** This calculation is based on 81,761,652 shares of Common Stock, par value $0.01 per share, outstanding as of November 14, 2012, which includes the number of outstanding shares of Common Stock, par value $0.01 per share, as of November 14, 2012, as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 153435102

AMENDMENT NO. 16 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012, Amendment No. 3 thereto filed on March 9, 2012, Amendment No. 4 thereto filed on April 25, 2012, Amendment No. 5 thereto filed on May 8, 2012, Amendment No. 6 thereto filed on June 11, 2012, Amendment No. 7 thereto filed on July 11, 2012, Amendment No. 8 thereto filed on September 18, 2012, Amendment No. 9 thereto filed on November 13, 2012, Amendment No. 10 thereto filed on December 11, 2012, Amendment No. 11 thereto filed on December 26, 2012, Amendment No. 12 thereto filed on December 31, 2012, Amendment No. 13 thereto filed on February 7, 2013, Amendment No. 14 thereto filed on March 1, 2013 and Amendment No. 15 thereto filed on March 12, 2013 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4. Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On March 14, 2013, Roust Trading and an ad hoc committee (the “Ad Hoc 2013 Notes Committee”) comprised of certain other beneficial owners holding an aggregate of approximately $85.7 million in outstanding principal amount of the Issuer’s 3% convertible notes due March 15, 2013 (the “Existing 2013 Notes”) reached agreement on the material terms (the “Term Sheet”) relating to a proposed financial restructuring of the Issuer (the “Proposed 2013 Notes Restructuring”). Together with the approximately $102.6 million of Existing 2013 Notes owned by Roust Trading, the agreement between Roust Trading and the Ad Hoc 2013 Notes Committee represents support for the Proposed 2013 Notes Restructuring by approximately 73% of the outstanding principal amount of Existing 2013 Notes. Implementation of the Proposed 2013 Notes Restructuring would require only minor amendments to the Issuer’s existing proposed financial restructuring as reflected in the Issuer’s offering memorandum, consent solicitation and disclosure statement, dated March 8, 2013 (the “Offering Memorandum”) and the related plan of reorganization with respect to which the Issuer is currently soliciting votes. The Proposed 2013 Notes Restructuring, however, would not require any changes to the proposed treatment with respect to the 2016 Notes. Roust Trading is engaged in discussions with the Issuer with respect to implementing the Proposed 2013 Notes Restructuring through amendments to the Offering Memorandum and related plan of reorganization (as it may be so amended, the “Amended Plan”) although the Issuer has not yet made a determination to do so.

Pursuant to the Term Sheet, Roust Trading would make an offer to purchase (the “RTL Notes Purchase Offer”), subject to certain conditions, Existing 2013 Notes not held by Roust Trading as follows: upon completion of the Proposed Restructuring, for each $1,000 outstanding principal amount of Existing 2013 Notes not owned by Roust Trading who accept the offer and vote in favor of the Amended Plan, Roust Trading would deliver a pro rata share of an aggregate of $25 million in cash (the “Cash Payment”) and an aggregate principal amount of $30 million of secured notes issued by Roust Trading on the terms described in the Term Sheet (the “Replacement Notes” and, together with the Cash Payment, the “2013 Note Consideration”). Each accepting holder would assign to Roust Trading all of its rights under such Existing 2013 Notes, including the right to its Pro Rata Stock Share (as defined below).

If the Proposed 2013 Notes Restructuring is implemented through the Amended Plan:

•	If the class of claims consisting of Existing 2013 Notes and RTL Notes (“Class 5A”) votes to accept the Amended Plan, (i) each holder of Existing 2013 Notes who does not agree to the RTL Notes Purchase, (ii) the Existing 2013 Notes held by Roust Trading and (iii) RTL Notes would receive, at the election of Roust Trading in its sole discretion, either (x) its pro rata share of 10% of the New Common Stock (“Pro Rata Stock Share”) that is currently being offered to the Existing 2013 Notes through the Offering Memorandum; or (y) cash in an equivalent value to such equity (based upon the mid-point equity value described in the valuation attached to the Offering Memorandum as Appendix F).

•	If the class of claims consisting of Existing 2013 Notes and RTL Notes does not vote to accept the Amended Plan, but the Amended Plan becomes effective nonetheless, such class would receive no recovery under the Amended Plan but Roust Trading would remain obligated to complete the RTL Notes Purchase Offer with respect to the Existing 2013 Notes validly tendered to RTL in the RTL Notes Purchase Offer.

•	Existing Common Stock would be cancelled and receive no recovery.

The Replacement Notes would be issued by Roust Trading and guaranteed by its affiliate Russian Standard Corporation, would have a maturity date of May 31, 2016 and bear interest payable in additional Replacement Notes or in cash at Roust Trading’s sole discretion, initially at 10% per annum, with a 1% step-up per annum to a maximum of 12%. Interest would accrue from the earlier of (i) the date of issuance of the Replacement Notes or (ii) June 1, 2013. Roust Trading would pledge a portion of the New Common Stock distributed to Roust Trading under the Amended Plan representing 15% of the New Common Stock in the Issuer to secure the Replacement Notes. RTL would be permitted to redeem a portion or all of the Replacement Notes at any time without penalty at 100% of the principal amount plus accrued and unpaid interest.

Roust Trading’s obligation to make the RTL Notes Purchase and its agreement to the terms set forth in the Term Sheet are subject to certain conditions including, among others: (i) receipt by Roust Trading of the full 10% of the New Common Stock currently allocated to Class 5A as described in the Offering Memorandum or some lesser amount as a consequence of the cash payment mechanism described above and (ii) completion of the Amended Plan (which contemplates the same treatment with respect to the 2016 Notes as described in the Offering Memorandum).

On March 14, 2013, Roust Trading and the members of the Ad Hoc 2013 Notes Committee entered into a Plan Support Agreement (the “Plan Support Agreement”) pursuant to which such parties agreed to support the Proposed 2013 Notes Restructuring subject to and in accordance with the terms set forth therein. Pursuant to the Plan Support Agreement each of Roust Trading and the Ad Hoc 2013 Notes Committee agreed, among other things, subject to certain exceptions, (i) to take any and all necessary and appropriate actions in furtherance of the Proposed 2013 Notes Restructuring and the Plan Support Agreement, (ii) except as otherwise provided in the Plan Support Agreement, not to take any other action that would interfere with or delay the acceptance or implementation of the transactions contemplated under the Restructuring, (iii) to vote all Covered Claims (as defined in the Plan Support Agreement) it beneficially owns or for which it serves as the nominee, investment manager or advisor for beneficial holders thereof to accept the Amended Plan, and (iv) not to withdraw, amend or revoke its vote with respect to the Amended Plan.

The Plan Support Agreement is subject to termination by Roust Trading or the Ad Hoc 2013 Notes Committee upon the occurrence of certain events, including, without limitation, (i) the failure of the Issuer to take certain actions by specified milestone dates, (b) events related to a change in the nature of the bankruptcy proceedings (if the Proposed 2013 Notes Restructuring is implemented through the Amended Plan) and (iii) upon the occurrence of an event, circumstance, change or effect that is materially adverse to the business, condition (financial or other), assets, liabilities or results of operations of the Issuer. Although the Issuer is not yet a party to the Plan Support Agreement, Roust Trading intends to submit the Plan Support Agreement and the Term Sheet to the Issuer for consideration and hopes to receive the Issuer’s full support.

The foregoing disclosure is qualified in its entirety by reference to the full text of the Term Sheet, a copy of which is attached hereto as Exhibit 99.38 and is incorporated herein by reference, and the Plan Support Agreement, a copy of which is attached hereto as Exhibit 99.39 and is incorporated herein by reference.

The Reporting Persons may in the future engage in conversations with the Issuer, other stockholders and/or other security holders with respect to this matter or other transactions or changes in governance, management or the Board of Directors of the Issuer and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The matters set forth in Item 4 of this Amendment No. 16 are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.  Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description
Exhibit 99.38	Plan Support Agreement, dated as of March 14, 2013, by and among Roust Trading and certain beneficial owners of the Existing 2013 Notes
Exhibit 99.39	Term Sheet, dated March 14, 2013, by and among Roust Trading and certain beneficial owners of the Existing 2013 Notes

CUSIP No. 153435102

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2013

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko